

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2006

Mr. C. Robin Relph
President and Chief Executive Officer
Buckingham Exploration Inc.
Suite 418-831 Royal Gorge Blvd.
Cañon City, CO 81212

      Re: Buckingham Exploration Inc.
              Form 8-K
              Filed October 13, 2010
              Form 8-K/A1
              Filed October 26, 2010
              File No. 000-53462

Dear Mr. Relph:

      We have completed our review of your filings, and do not have any further comments at this time.

                     Sincerely,

                     Donald F. Delaney
                     Staff Accountant